THE INVESTOR .RELATIONS GROUP

,.

LETTER OF AGREEMENT

Date: July 24, 2007

Section 1. services to be Rendered.  The purpose of this letter is to set forth the terms and conditions on which The Investor Relations Group, Inc. (IRO) agrees to provide InNexus Biotechnology Inc. (the "Company") a comprehensive investor relations program. These services may include, but are not limited to: overall management of the corporate communications program; designing a corporate fact sheet that can readily be mass produced for distribution to brokers, analysts, and other industry personnel; securing one-on-one and group appointments with industry professionals for presentations by, for, and about Company management; targeted mailings; and, daily update reports. For a comprehensive list, see Addendum "A"

Section 2, Fees, The Company shall pay to IRO for its services hereunder a maintenance fee of S 7,250 per month for a: renewable term of 12 months beginning August 1, 2007,

Fees are payable on or before the 1st day after the beginning of each month which occurs during the Engagement period. Unless other arrangements have been made and agreed upon in writing, lack of payment for services rendered by the 5th of the month will be considered default of this agreement, and IRO shall be entitled to cease all services on behalf of the Company until such time as payment in full of amounts due is made,

Section 3, Expenses, In addition to all other fees payable to IRG hereunder, the Company hereby agrees to reimburse IRO for all reasonable out-of-pocket expenses incurred in connection with the performance of services hereunder. These out-of-pocket expenses shall include, but are not limited to telephone, photocopying, postage, messenger service, clipping service, information retrieval service, wire services for news releases, monitoring advisory service, and all reasonable meeting expenses including rental of audio/visual equipment. No individual expenses over $500 will be expended without first notifying the Company. The Company agrees to remit upon the signing of this agreement merit a cheek for $10,000 to be placed on deposit with IRS and credited to the Company against expenses Incurred, on a permanent basis, throughout the program. From time to tune, the Company will replenish the c expense account as necessary to maintain a balance of S3,500. The balance of said deposit is fully refundable should the program terminate. A running invoice will be maintained of all expenses incurred and will be submitted to the Company each month.

Section 4. Indemnification, The Company and IRG agree to defend, indemnify and hold each other; their affiliates, stockholders, directors officers, agents, employees, successors and assigns (each an 'Indemnified Person') harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgements, suits, costs, expenses and disbursements of any kind whatsoever (including, without limitation, reasonable attorney& fees) arising solely from the Company's or IRO's breach of their obligations, warranties and representations under this Agreement. It is further agreed that the foregoing indemnity shall be in addition to any rights that either party may have at common law or otherwise, including, but not limited to, any right to contribution.

Section 5. Term of Agreement and Guarantee of Satisfaction, (a) The engagement of IRG and the agreement between IRS and the Company is subject to TSX Venture approval. (b) The engagement of MG under the provisions of this agreement shall continue until notice of termination is received. (c) The Company may terminate IRGs engagement hereunder, with or without cause, immediately at any time during this agreement. Any fees accrued to IRS prior to cancellation will be payable immediately. (d) IRS may terminate its engagement hereunder, with or without cause, at any time during this agreement. The obligations of the Company under Sections 4 and 6 shall survive termination or breach of this agreement, with or without cause,by either party.

Section 6, Solicitation of Employees For a period commencing two years after the termination of this Agreement, the Company shall not, directly or indirectly: (i) influence or attempt to influence any employee of

IRG to leave its employ; (ii) agree to aid any competitor or customer of IRG in any attempt to hire any person who was employed by IRG within the two year period preceding termination of this Agreement; or (iii) solicit or induce any person who was employed by IRG within the two year period preceding the termination of this

Agreement to become employed by the Company. The Company acknowledges that the restrictions in this

Section are reasonable and necessary for the protection of IRG's business.

Section 7. Severability. In case any provision of this letter agreement shall be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired thereby.

Section 8. Disputes. Any controversy or dispute between the IRG and the Company, including the enforceability of this clause, shall be settled by binding arbitration before a single arbitrator selected mutually by the parties in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association, Expedited Procedures. The governing law of such arbitration shall be as set forth in Section 10. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

Section 9. Consent to Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of StateNew York, and the parties hereby consent to the exclusive jurisdiction of the State and Federal Courts, located within the City, County and State of StateplaceNew York.

Section 10. Other Services. If the Company desires additional services not included in this agreement, any such additional services shall be covered by a separate agreement between the parties hereto.

Please evidence your acceptance of the provisions of this letter by signing the copy of this letter 'closed herewith and returning it to The Investor Relations Group Inc., 1 I Stone Street, 3'h Floor, New York, 10004, Attention: Dian Griesel, Ph.D., President & CEO.

ACCEPTED AND AGREED AS OF THE DATE FIRST ABOVE WRITTEN:

“Dian Griesel”

Dian Griesel

Founder, President and CEO The Investor Relations Group, Inc.

“Jeff Morhet” Jeff Morhet President and CEO INNEXUS BIOTECHNOLOGY INC.

Addendum A:

OUR INVESTOR RELATIONS PROGRAM INCLUDES ALL OF THE

FOLLOWING:

Our program includes all of the following:

• Targeted one-on-one investor meetings and conference calls with the top nano-, micro-and small-cap decision-making analysts and portfolio managers of corporate, business and family funds, using our proprietary competitive analysis approach. We secure a minimum of eight to fifteen-plus meetings (road shows) per month, for a total of 150 to 200+ unique meetings per year per company.

•

Introductions to open-market and private-placement buyers

•

Development of analyst research coverage and comparable inclusion

•

Corporate message refinement that is flexible, according to ongoing developments

•

A Fact Sheet that is flexible, in terms of ongoing developments

•

Investor presentations in PowerPoint/slide formats

•

All written and edited shareholder communications, such as earnings releases, quarterly reports and other developments

• Conference call coordination, including scripting, Q & A preparation, and all details for execution, including Webcasting

•

Frank feedback collected and provided from all types of meetings to help fine-tune messaging

•

Handling and screening investor inquiries

•

Nurturing relationships with current and potential investors

• Mail and request fulfillment processing

• Introductions in the investment banking world

•

Annual meetings- organizing as appropriate

•

Peer group/industry analysis provided on a regular basis

•

Perception audits gathered from the investment community

•

Strategic planning and implementation